SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 536th MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 30, 2007

On November 30, 2007, at 8:00 a.m., at the Company’s offices located at Avenida das Nações Unidas, 4.777, in the City of São Paulo, State of São Paulo, CEP 05.477 -000, the five hundred and thirty-sixth (536th) Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. The Chief Executive Officer José Carlos Grubisich, Officers Carlos Fadigas and Mauricio Ferro, Mr. Nelson Raso and Ms. Marcella Menezes Fagundes were also present at the Meeting. The Chairman of the Board of Directors, Pedro Augusto Ribeiro Novis, chaired the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for Deliberation: The following deliberations were unanimously taken: 1) PROPOSAL FOR DELIBERATION (“PD”) – after the due analysis of the respective terms and related documentation, the following Proposal for Deliberation was approved, a copy of which was duly filed at the Company’s headquarters: PD.CA/BAK-24/2007 – Execution of an Investment Agreement for Integration of petrochemical assets held by Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) and Petrobras Química S.A. – Petroquisa (“Petroquisa”), so as to (i) approve the execution of an investment agreement by and among the Company, Petrobras, Petroquisa, Odebrecht S.A. and Nordeste Química S.A. – Norquisa, seeking to regulate the terms and conditions of the integration into the Company of the ownership interests directly or indirectly held by Petrobras and Petroquisa in Copesul – Companhia Petroquímica do Sul, Ipiranga Química S.A., Ipiranga Petroquímica S.A., Petroquímica Triunfo S.A. and Petroquímica Paulínia S.A., as described in the respective PD; and (ii) authorize the Executive Office to sign the investment agreement and all other documents related to and necessary for the implementation of the transaction described in item (i) above. II) Subjects for Acknowledgment: Nothing to record. III) Subjects of Interest of the Company: Nothing to record. IV) Adjournment- As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo/SP, November 30, 2007. [Signatures: Pedro Augusto Ribeiro Novis – Chairman; Marcella Menezes Fagundes – Secretary; Alvaro Fernandes da Cunha Filho – Vice-Chairman; Alvaro Pereira Novis; Antonio Britto Filho; Francisco Teixeira de Sá; José de Freitas Mascarenhas; José Lima de Andrade Neto; Luiz Fernando Cirne Lima; José Mauro M. Carneiro da Cunha; Newton Sergio de Souza; Patrick Horbach Fairon].

The above matches the original recorded on its own.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE 536th MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 30, 2007

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 2216.1616 - Fax (21) 2223.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 3342.3088 - Fax (71) 3342.3698
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 04, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.